Chart Industries, Inc. One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chartindustries.com

June 30, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. John Cash

Re:    Chart Industries, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Period Ended March 31, 2015
Filed April 30, 2015
File No. 1-11442
Dear Mr. Cash:
Chart Industries, Inc., a Delaware corporation (“we,” “our,” or the “Company”), is providing the following response to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated June 16, 2015. We trust you will find this letter responsive to your inquiries. For ease of reference, we have repeated your comments in italics, followed by our responses.

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition…, page 31

1.
On page 34 you attributed the decrease in BioMedical segment sales to several factors including lower sales of respiratory therapy equipment, currency, competitive pricing and continued warranty issues. It is unclear how significantly each issue contributed to the decline in BioMedical segment sales. Please revise your MD&A, where possible, to separately quantify the impact of each factor contributing to material fluctuations in your consolidated and segment results from operations. Please refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Securities and Exchange Commission
June 30, 2015

Response: During 2014, respiratory therapy equipment sales within our BioMedical segment decreased by approximately $34.0 million, as we noted in our Segment and Geographic Information footnote included elsewhere in the Form 10-K. As in recent quarters, the reduction in respiratory equipment sales has been the primary factor impacting BioMedical segment sales levels, and we have been highlighting that fact to investors. In order to better promote understanding of our overall financial condition and operating performance, our disclosure in MD&A was intended primarily to highlight to our investors known trends that adversely affected respiratory therapy equipment sales volume. In particular, during the last several quarters, customer consolidation and inventory rationalization have negatively impacted sales as a result of Medicare competitive bidding. Furthermore, with respect to warranty issues, we are aware that we have lost market share due to AirSep concentrator quality issues that have negatively impacted brand perception. Whether evaluated on a separate or collective basis, we are unable to determine precise quantification of the year-over-year decrease in sales as a result of these trends. The currency translation impact attributable to our European operations, which mainly sells respiratory therapy equipment, was not material (approximately $0.1 million sales decrease year-over-year) and thus not disclosed.

Although we disclosed specifics regarding the material drivers of BioMedical segment sales decreases elsewhere in our Form 10-K, in future filings we would propose revising our MD&A in a manner similar to that indicated below where we are able to quantify the individual factors materially contributing to those fluctuations. The following revisions are representative changes to MD&A in our December 31, 2014 Form 10-K (revisions are in bold, italics and strikethrough) in order to provide such additional clarity to our disclosure:

“...BioMedical segment sales decreased by $40.1 million, or 15.1%, compared to the prior year, which was largely driven by a $34.0 million decrease in respiratory therapy equipment sales. ~~This~~ The decrease in BioMedical segment respiratory therapy equipment sales was ~~mainly due to lower sales of respiratory therapy equipment in the U.S.~~ driven by customer consolidation and inventory rationalization in the U.S. in addition to ~~currency,~~ competitive pricing and AirSep concentrator warranty issues, which continue to be remedied. Sales of commercial oxygen generation products were lower also as two large projects that accounted for approximately $10.5 million in 2013 sales did not recur in 2014. This decrease was partially offset by a $4.5 million ~~an~~ increase in BioMedical segment life science products.”

Form 10-Q for the Period Ended March 31, 2015

General

2.	Please address the above comment in your interim filings as well.

Response: During the period ended March 31, 2015, BioMedical segment sales increased by $2.0 million, which included the adverse impact of a $2.2 million decrease in sales on a constant currency basis. We stated that BioMedical segment sales increased as a result of improved volume in commercial oxygen generation systems, partially offset by a decline in sales related to

Securities and Exchange Commission
June 30, 2015

respiratory therapy equipment driven by a negative currency impact in Europe. More specifically, commercial oxygen generation systems sales increased by approximately $3.5 million while respiratory therapy equipment sales decreased by approximately $1.5 million. Similar to our response to Comment 1, we intended to highlight a known trend as it was not possible to accurately quantify the impact of the competitive pressures that were likely triggered by the currency volatility in Europe, and given the size of the relevant factors, we did not believe that quantifying the amounts associated with the commercial oxygen generation systems sales increase (up $3.5 million) and the offsetting respiratory therapy equipment sales decrease (down $1.5 million) would provide meaningful additional clarity to investors.

In future filings we will include disclosure in our MD&A in a manner similar to our response to Comment 1 where we are able to quantify the individual factors contributing to fluctuations that are material to our results of operations.
Management’s Discussion and Analysis of Financial Condition…,page 16

Overview, page 16

3.
In your February 24, 2015 earnings call, your CEO indicated that you implemented approximately $20 million in cost reduction actions, including a 5% head count reduction to your global workforce. You disclose on page 16 that you implemented a number of cost reduction actions during the quarter, including the planned closure of a manufacturing facility in Owatonna, Minnesota. Please describe to us the nature and extent of any workforce reduction actions undertaken during the year ended December 31, 2014 and the quarter ended March 31, 2015 and tell us how you considered providing the disclosures required by ASC 420-10-50.

Response: Please see the response to Comment 4 regarding the nature and extent of workforce reduction actions during the year ended December 31, 2014 and the quarter ended March 31, 2015. At December 31, 2014, we considered the disclosures required by ASC 420-10-50, but the severance liability associated with workforce reductions was approximately $0.3 million at December 31, 2014, and the expected costs associated with the head count reductions were not considered material. At March 31, 2015, the severance liability was approximately $0.3 million (exclusive of Owatonna severance), and the charge associated with the Owatonna facility was approximately $0.5 million (inclusive of Owatonna severance), which management determined was immaterial for disclosure purposes.

Our disclosure in the first quarter 2015 MD&A was intended to be forward looking and, in connection with a discussion of the various trends associated with challenging conditions in the LNG market and our response and outlook with respect to these trends, notify investors of the additional expected expense associated with the planned Owatonna closure. As mentioned below, a substantial portion of the $20 million in cost reduction actions represents cost avoidance actions, such as increasing the thresholds under the Company’s cash incentive compensation plan (and thus lowering anticipated payouts), which will not result in restructuring or severance costs

Securities and Exchange Commission
June 30, 2015

in our financial statements. If the associated restructuring amounts are material in future periods, we will include the disclosures required by ASC 420-10-50 in our future filings.

4.
As a related matter, so that we may better understand the nature and extent of your recently implemented cost reduction actions, please tell us and revise your MD&A as appropriate to address the following:

•	Describe the nature of each cost reduction action undertaken, the costs associated with each and the time period over which you expect these actions to occur;

•	Clarify if the closure of the Owatonna facility is temporary or permanent. If temporary, please indicate when you expect to re-open the facility for production;

•	Disclose the carrying values of assets associated with idled and/or closed facilities (including buildings, machinery, equipment, etc.);

•	Disclose your depreciation policy for idled/closed assets. To the extent that depreciation has been halted, quantify the amount of depreciation that was not recorded during each period presented; and

•
Explain how you evaluated assets associated with idled/closed facilities for impairment. Your discussion should describe the most significant assumptions used in your impairment analysis and include a sensitivity assessment addressing how changes in those assumptions could impact your financial statements in future periods. Please refer to ASC 360-10-35-21.

Response: During our February 24, 2015 earnings call, we discussed that over the past 90 days, we implemented or planned to implement cost reduction actions approaching $20 million on an annualized basis, exclusive of restructuring and severance costs, which included a head count reduction of approximately 5% of our global workforce. In our Form 10-Q for the period ended March 31, 2015, we stated that we implemented a number of cost reduction actions during the quarter in response to lower orders and the strong U.S. dollar, including the planned closure of the Owatonna, Minnesota facility within our D&S segment. As mentioned in response to Comment 3, a substantial portion of the cost reduction actions outlined below, which primarily relate to head count reductions and higher thresholds for determining payouts on our 2015 cash incentive compensation plan, will not be reflected as restructuring or severance costs in our financial statements. The costs incurred and the accrual levels in the quarter were not deemed material. On page 16 of our March 31, 2015 Form 10-Q, we provided advance notice to investors regarding estimated expected future costs of $3.0 million related to the Owatonna closure primarily for estimated lease termination costs. We also disclosed on page 18 of our Form 10-Q for March 31, 2015 that the increase in our selling, general and administrative expenses related to our D&S segment was largely attributed to the Owatonna closure (the increase was $0.5 million).

Securities and Exchange Commission
June 30, 2015

The following incorporates responses to both the last portion of Comment 3 and Comment 4. We have repeated your comments in italics with a response underneath each item:

Comment 3: “...Please describe to us the nature and extent of any workforce reduction actions undertaken during the year ended December 31, 2014 and the quarter ended March 31, 2015...”
Comment 4: Describe the nature of each cost reduction action undertaken, the costs associated with each and the time period over which you expect these actions to occur:

•
Due to disclosed weakness in order levels for brazed aluminum heat exchangers, lay-offs and reduced overtime were implemented at our E&C LaCrosse, Wisconsin facility affecting 55 employees during January 2015.

•
Low oil prices continued to delay LNG conversions in 2014 and the first quarter of 2015, particularly in China. As a result, we implemented lay-offs at our D&S segment’s Changzhou, China facility affecting 70 employees during the fourth quarter of 2014.

•	With the decline in LNG demand, we also had lay-offs at our D&S segment’s New Prague, Minnesota facility affecting 23 employees during the first quarter of 2015.

•	With the decline in BioMedical respiratory demand, we implemented lay-offs at various facilities worldwide affecting 65 employees during the fourth quarter of 2014.

•
With the continued weakness in LNG demand, we announced the closing of our D&S segment’s Owatonna, Minnesota facility in March 2015. This will affect 65 employees with lay-offs occurring during the second quarter of 2015.

•	Terminations at corporate headquarters in Garfield Heights, Ohio were also implemented, affecting five employees during both the first and second quarters of 2015.

•	We established higher thresholds for our 2015 cash incentive compensation plan company-wide which is expected to lower anticipated payouts.

•
We have implemented measures to reduce other spending as appropriate including travel and entertainment, outside services, deferral in filling open positions and minimizing salary increases, which will be reflected throughout 2015.

Total severance costs associated with the actions outlined above that were recognized in our financial statements as of March 31, 2015 were less than $1.0 million as the majority of the actions impacted the hourly workforce. If we anticipate incurring additional costs as business conditions warrant, we will provide disclosure in our MD&A for material items.

Clarify if the closure of the Owatonna facility is temporary or permanent. If temporary, please indicate when you expect to re-open the facility for production;
At the current time, the closure of the Owatonna facility is considered permanent. While we do not anticipate reopening this facility, it is under lease for approximately three more years and could be reopened if the Company’s business grows again prior to the end of the lease term. Operations have ceased during the second quarter of 2015. We plan to record a liability for the

Securities and Exchange Commission
June 30, 2015

remaining lease term when the facility is no longer being used (at the cease use date) in accordance with ASC 420-10-25-13. We anticipate that the cease use date will occur during the third quarter of 2015.

Disclose the carrying values of assets associated with idled and/or closed facilities (including buildings, machinery, equipment, etc.);
There were no idled or closed facilities as of March 31, 2015. The net book value of the assets associated with the Owatonna facility as of March 31, 2015 was as follows:

(Dollars in thousands)	March 31, 2015
Land and buildings (leasehold improvements)	$323
Machinery and equipment	3,475
Computer equipment, furniture and fixtures	250
Total net book value Owatonna assets	$4,048

Disclose your depreciation policy for idled/closed assets. To the extent that depreciation has been halted, quantify the amount of depreciation that was not recorded during each period presented;
Our policy is to halt depreciation for any idle assets. The Owatonna assets were being depreciated as of March 31, 2015 and we have continued to record depreciation expense through the period the assets were used during the second quarter of 2015 (quarterly depreciation expense for this location is approximately $0.2 million).

Explain how you evaluated assets associated with idled/closed facilities for impairment. Your discussion should describe the most significant assumptions used in your impairment analysis and include a sensitivity assessment addressing how changes in those assumptions could impact your financial statements in future periods. Please refer to ASC 360-10-35-21.

The net book value of the assets associated with the Owatonna facility was approximately $4.0 million as of March 31, 2015. This represented 1.5% of our consolidated net property, plant and equipment, and approximately 0.3% of our consolidated total assets at March 31, 2015. To evaluate these assets for impairment, the operations team for the Company’s D&S segment reviewed a detailed listing of all the Owatonna fixed assets to determine their disposition. Based on this review, we recorded a charge of approximately $0.4 million of expense for potential impairment in the quarter ended March 31, 2015. We anticipate costs incurred to transfer assets will be immaterial. We plan to redeploy a majority of the remaining net book value of the assets to other manufacturing locations within the D&S segment. However, we are still finalizing plans for the equipment and inventory in that location. We will record additional impairment charges

Securities and Exchange Commission
June 30, 2015

for these assets as changes in circumstances dictate. To the extent material, we will provide disclosure in our financial statements and / or MD&A accordingly.

Results of Operations for the Three Months Ended March 31, 2015…, page 18

5.
Please revise your MD&A throughout to quantify the impact of changes in foreign currency translation rates, where significant. For example, in your April 30, 2015 earnings conference call, you indicated that the translation effect from the strong U.S. dollar reduced revenues by $8 million and gross profit by $1.9 million during the first quarter of 2015 on a constant currency basis. Your MD&A indicates that currency issues in Europe negatively impacted sales for the quarter ended March 31, 2015 but the impact was not quantified.

Response: In our March 31, 2015 MD&A, we attributed a portion of sales declines in our D&S and BioMedical segments to negative currency impact in Europe. During our April 30, 2015 earnings call, we stated that the translation effect from the strong dollar reduced revenues approximately $8.0 million (approximately 3% of consolidated sales), and gross profit by approximately $1.9 million (approximately 3% of consolidated gross profit) in the first quarter of 2015 on a constant currency basis. Our intention during the April 30, 2015 earnings call was to bring attention to the more pronounced translation effect caused by the weakening of the euro versus the U.S. dollar.

In future filings we will include disclosure in our MD&A where we are able to quantify the individual factors contributing to fluctuations that are material to our results of operations. Although we believe that we disclosed the material factors contributing to our operating performance for the quarter, we intend to highlight additional details in our MD&A regarding the impact of changes in foreign currency translation rates, such as its impact on revenues ($8.0 million reduction in this case), where meaningful and in order to provide additional clarity to investors.

6.
You disclose on page 18 that in the first quarter of 2014, you experienced a higher rate of warranty claims in the BioMedical segment within product lines associated with AirSep Corporation. These increased claims and revisions to the estimated cost of warranty claims resulted in an adjustment to the estimated warranty reserve in the first quarter of 2014. Please reconcile these statements with those made in your May 23, 2014 response letter in which it appears that you made an adjustment to reduce the amount of the warranty reserve during the first quarter of 2014 due to recent changes that lowered the estimated costs to refurbish the affected products.

Response: Our May 23, 2014 response letter addressed the specific reserve we established to account for the acquired warranty obligation for certain AirSep products. This specific reserve decreased by approximately $2.2 million during the first quarter of 2014 largely due to changes

Securities and Exchange Commission
June 30, 2015

that lowered the estimated costs to refurbish those products. Additionally in the first quarter of 2014, we increased our reserve for AirSep products that were sold subsequent to our acquisition (which were not within the scope of the specific reserve) as claims on these products were higher than originally estimated. Warranty expense as a percentage of sales in the BioMedical segment was 2.4% during the first quarter of 2013, 5.8% during the first quarter of 2014 and 4.0% during the first quarter of 2015. The disclosure in our first quarter 2015 MD&A was intended to address the overall BioMedical segment’s reduction of warranty expense as a percentage of sales on a quarter-over-quarter basis. The critical accounting policy disclosure “Product Warranty Costs” beginning on page 43 of our 2015 Form 10-K discusses the significance of the acquired warranty reserve.
In addition to responding to the foregoing comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing response is acceptable.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President and Chief Financial Officer

cc:	Matthew J. Klaben
Kenneth J. Webster
David Maraldo, Ernst & Young LLP
Arthur C. Hall III, Calfee, Halter & Griswold LLP